Exhibit 99.1

BRENER INTERNATIONAL GROUP, LLC

March 16, 2010

Dr. Mohammad Ali Khatibzadeh

Chief Executive Officer

Transwitch Corporation

3 Enterprise Drive

Sheldon, Connecticut 06484

Dear Dr. Khatibzadeh:

For the first time in a long time I am optimistic about the direction of the Company.  Since your installation as Chief Executive Officer the Company appears to have focused its business strategy and made a real effort to reduce operating costs.  All stockholders will benefit from your cancellation of programs which were not critical to the growth of the Company.

I also applaud you and Gerald Montry for acquiring a significant amount of the Company’s common stock.  For too long the Company’s management had little invested in the Company and, as a result its interests were not aligned with the interests of the stockholders.  I hope the other directors and officers of the Company will follow the example set by you and Mr. Montry.

I look forward to following your efforts to position the Company for success in the future.

Sincerely,

Gabriel Brener
Chairman and CEO

Gabriel Brener, Chairman & CEO

P.O. Box 10119 – Beverly Hills, CA 90213-3119 – tel 310-553-7009 – gbrener@brenergroup.com